Press Release

GreenPower Announces Effective Date of Share Consolidation

Vancouver, British Columbia, August 25, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower") announces that, further to its News Release of August 20, 2025, the TSX Venture Exchange has approved the consolidation of its issued and outstanding common shares (the "Shares") on the basis of one new Share (a "Post-consolidated Share") for every ten currently outstanding Shares (the "Consolidation").  The Consolidation will become effective at the opening of the market on August 28, 2025.  The Company's symbol shall remain as "GPV" on the TSX Venture Exchange, and "GP" on the Nasdaq Stock Exchange.

Currently, a total of 30,462,084 Shares are issued and outstanding. Accordingly, upon the Consolidation becoming effective, a total of 3,046,229 Shares, subject to adjustments for rounding, will be issued and outstanding. There is no maximum number of authorized Shares. No fractional Post-consolidated Shares will be issued as a result of the Consolidation. Shareholders who would otherwise be entitled to receive a fraction of a Post-consolidated Share will be rounded up to the nearest whole number of Post-consolidated Shares and no cash consideration will be paid in respect of fractional shares.

The exercise price and number of Shares of the Company, issuable upon the exercise of outstanding options and warrants and conversion of outstanding convertible debentures, will be proportionally adjusted upon the implementation of the proposed Consolidation in accordance with the terms thereof.

Computershare Investor Services Inc. ("Computershare") will mail letters of transmittal to the shareholders providing instructions on exchanging pre-Consolidation share certificates for post-Consolidation share certificates.  Shareholders are encouraged to send their share certificates, together with their letter of transmittal, to Computershare in accordance with the instructions in the letter of transmittal.

For further information contact:

Brendan Riley, President

(510) 910-3377

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2025 GreenPower Motor Company Inc. All rights reserved.